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Benoit Herve

Entrepreneur - Marketing Executive - Creativity - Passion
>2000 Linkedin contacts

San Jose, California · 500+ connections · **Contact info**

Le Bread Xpress

ESIEE PARIS

About

Marketing - Business Development - Entrepreneurship - Strategist
20 years of experience in product innovation, strategic marketing, and go to market.
... see more

Articles & activity

2,093 followers

 **Le Bread Xpress Launches Crowdfunding Campaign**

 **Benoit Herve**
Published on LinkedIn

Le Bread Xpress is pleased to announce the launch of the crowdfunding at http://www.fundable.com/le-bread-xpress San Francisco sensation Le Bread Xpress i ...see more

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 **Thanks! Could you please add me to your network Sivakumar Babuji LOL!!!**

Benoit commented

 **Is there a video with the sound ? Great job Anton and co**

Benoit commented

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Experience

CEO Founder
Le Bread Xpress
Jun 2015 – Present · 4 yrs 3 mos
San Francisco Bay Area

Own, distribute and operate unique bread vending machines.
Machine won 1st prize at the prestigious international concours Lepine in Paris in 2014.
Changing the way people eat and buy food by providing gourmet baguettes, freshly baked and warm within second, 24/7.
Revolutionize food industry and retail markets

Marketing Director
AnDAPT, Inc.
Sep 2018 – Mar 2019 · 7 mos
San Jose

Director of Marketing

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Corporate branding... See more

Marketing Manager
Altera
May 2013 – Jun 2015 · 2 yrs 2 mos

Led the most strategic product line for the power group (Digital power fully integrated SoC).
- Interfaced with FPGA team to implement kit solution. Participated in joint development roadmap
- Increased visibility and penetration of the power devices in Altera's applications, ... See more

Vice President, Strategy and Marketing
Enpirion
Oct 2012 – Jun 2013 · 9 mos
CA-AZ

In charge of repositioning strategically the company for future acquisition.
- Refocus the company on new products and strategic Markets.
- Led team for development on next platform of digital power DC/DC converter for the computing industry... See more

Director of Business Development - Vice President of Marketing
Powervation
Feb 2008 – Oct 2012 · 4 yrs 9 mos
San Francisco Bay Area

Successfully led the definition and launch of the company first digital controller for powering microprocessors in computing, networking and consumer equipment. As part of the executive team, drove the strategic direction for the corporation as well as positioning the company as one of the leader in Digital power.... See more

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Education

ESIEE PARIS
1992 B.Sc EE Engineer, EEA
1990 – 1992

Université de Rennes I
Master, Electronic automatism
1988 – 1990

Skills & Endorsements

Semiconductors · 67

Endorsed by **Russell Shumway and 13 others** who are highly skilled at this

Endorsed by **3 of Benoit's colleagues at Enpirion**

IC · 34

David Dodson. Food and Restaurant Strategist and 33 connections have given endorsements for this skill

Product Marketing · 27

Endorsed by **Patrick Le Fèvre and 2 others who are highly skilled at this**

Endorsed by **3 of Benoit's colleagues at Enpirion**

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Received (2) Given (7)

Anthony Kelly
Senior Architect at Intel Corporation
March 7, 2011, Anthony worked with Benoit in different groups

Benoit's dynamism and relationship management expertise lead directly to significant design-in activity for Powervation. His knowledge of semiconductors and power allowed him to correctly identify major opportunities in key market segments. Altogether, Benoit is a Marketing asset any company... See more

Linda Maser
Sales Director at Renesas, leading a dedicated strategic account team.
April 12, 2007, Linda worked with Benoit in different groups

Benoit is very good at engaging with the customers to tease out roadmap directions and support requirements to win today and tomorrow's designs. He functions in both strategic and tactical levels, as needed to get the job done. Benoit has shown capability to define and manage products at high-lev... See more